Hiveskill LLC
Statement of Changes in Members' Equity
From April 30, 2020 (Inception) to December 31, 2020
(Unaudited)

	Common Units		Members' Contributions	Retained Earnings	Total Members' Equity
	Units	Amount			
Balance, April 30, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Net income	-	-	-	-	-
Balance, December 31, 2020	-	$ -	$ -	$ -	$ -